FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number : 1-15232

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75008 Paris-France

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[SUEZ LOGO]

Paris, April 29, 2004

Press release

Strong organic growth in revenues at March 31, 2004:

+ 6.2% to EUR 10.3 billion

First quarter organic growth rose 6.2% to EUR 10.3 billion at March 31, 2004 compared to EUR 10.1 billion at March 31, 2003 (1).

Revenues remain on the increase by 1.7% despite the significant impact of asset disposals and adverse exchange rate fluctuations.

➢	Changes in Group structure (- EUR 156 million) were mainly the 2003 disposals of Northumbrian (- EUR 192 million) and Cespa (- EUR 142 million), plus the Puerto Rico contract cancellation (- EUR 114 million); they were partially offset by the consequences of deregulation in Belgium, linked in particular to the creation of Electrabel Customer Solutions (+ EUR 428 million).

➢	Exchange rate fluctuations (- EUR 187 million), related mainly to the U.S. dollar (- EUR 126 million).

➢	Natural gas price movements (- EUR 57 million).

Organic revenue growth came to + 6.2%.

Organic revenue growth was up principally thanks to the water activity in Europe which contributed EUR 55 million (+ 6.2%) and Electricity Gas International (+40.9%, i.e. + EUR 385 million) as a result of the startup of four new power plants (+ EUR 153 million) in 2003 and early 2004, the increase in U.S. LNG sales (+ EUR 77 million) and TESI’s direct marketing successes in the U.S. (+ EUR 68 million).

Gérard Mestrallet, Chairman and CEO of SUEZ stated “Group activity in the first half of 2004 and especially the organic growth reflect the good sustainability of our businesses Energy and Environment and are totally in line with objective for 2004-2006 of average organic growth in revenues between 4% and 7%”.

(1)	Restated to eliminate Nalco revenues. Nalco was sold during the 4th quarter 2003 and was consolidated by the equity method in the 2003 consolidated financial statements. The company was still fully consolidated when 2003 1st quarter revenues were reported

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REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	March 31, 2004	March 31, 2003 pro forma(1)	March 31, 2003	Gross change (2)	Organic growth (3)
Energy	7,518.1	6,794.1	6,794.1	+ 10.7%	+ 8.0%
Environment	2,738.9	3,152.3	3,772.2	-13.1%	+ 2.4%

Other businesses(4)	55.2	190.2	190.2	-71.0%	n/a

TOTAL GROUP	10,312.2	10,136.6	10,756.5	+ 1.7%	+ 6.2%

(1)	Restated to eliminate Nalco revenues. Nalco was sold during the 4th quarter of 2003 and is accounted for under the equity method in the 2003 consolidated financial statements. The company was still fully consolidated when 2003 1st quarter revenues were reported
(2)	Calculated on the basis of March 2003 pro forma revenues
(3)	Cf. table with comparable data on page 5
(4)	The strong decrease in revenues contribution from other businesses is explained mainly by the sale of M6 shares in early 2004 (M6 contributed to EUR 108 million as for the first semester 2003)

REVENUE TREND BY BUSINESS

■	ENERGY

Energy revenues grew by 10.7%, with organic growth increasing 8.0%. The positive impact of changes in Group structure (+ EUR 410 million) were partially offset by natural gas price decreases (- EUR 57 million) and the unfavorable impact of foreign exchange fluctuations (- EUR 152 million).

(in EUR millions)	March 31, 2004	March 31, 2003	Gross change	Organic growth
Electricity & Gas Europe	3,778.0	3,389.5	11.5%	0.6%
Electricity & Gas International	1,325.2	1,088.1	21.8%	40.9%
Energy and Industrial Services	2,414.9	2,316.5	4.2%	5.2%

	7,518.1	6,794.1	10.7%	8.0%

Revenues of Electricity Gas Europe (EGE) increased by 11.5% at the end of March 2004. On a comparable basis, revenues increased EUR 21 million reflecting a 0.6% organic growth.

-	Electricity

•	Sales increase during first quarter of 2004 were up mainly thanks to the sales of electricity realized within the framework of the optimization of both generation facilities and Electrabel contracts portfolio on a European basis. Electricity sales reached EUR 285 million as of March 31st 2004, versus EUR 169 million as of March 31st 2003.

•	In Belgium, revenues and sales volumes stood up despite the full opening of the electricity market in Flanders.

•	Outside Belgium, electricity sales were down slightly, due in particular to the cancellation of low profitable contracts in the Netherlands, to the transfer of sales from Netherlands distributors to wholesale sales, and to the scheduled shutdown of a power plant in Italy for repowering, despite increased sales volumes in Germany and France.

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-	Natural gas

•	Sales within the framework of the portfolio contract optimization (+ EUR 169 million in 2004) rose slightly in 2003 and 2004.

•	Electrabel and Distrigaz sales to distributors in Belgium decreased following the July 1, 2003 deregulation in Flanders and in Wallonia (partial deregulation as from January 1, 2004).

•	Sales outside Belgium were down as a result of very large, one-off LNG sales in Spain during the first half of 2003.

Electricity Gas International rose + 40.9% (or + EUR 385 million) on a comparable structural, exchange rate and natural gas price basis.

This strong growth is explained mainly by the startup of new electric power plants in 2003 and early 2004 and by continued LNG expansion.

This growth stemmed mainly from:

-	North America (+ EUR 262 million) with:

•	increased sales by Tractebel LNG North America (+ EUR 77 million), or a volume increase of 35%, mainly thanks to new supply contracts, a doubled Everett terminal capacity, and increased transport capacity,

•	the addition of two new power stations which entered service in 2003 (+ EUR 97 million): Monterrey, Mexico in April 2003 (245 MW) and Chehalis, Washington State in October 2003 (520 MW),

•	the commercial success of the direct energy sales activity to industrial and service clients of Tractebel Energy Services Inc. (TESI + EUR 68 million).

-	Asia (+ EUR 71 million), EUR 56 million as a result of the startup of the Bowin power station (740 MW) in Thailand at the end of January 2003 and the Baymina power plant (770 MW) in Turkey, February 2004.

-	Latin America (+ EUR 62 million) where sales rose mainly following the replacement in Brazil of initial contract volumes by new bilateral contracts with distributors and industrial customers. This transition was accompanied both by higher volumes and increased prices.

Revenues from Energy and Industrial Services recorded organic growth of + 5.2 % or EUR 117 million which stemmed from:

-	Fabricom businesses (+ EUR 62 million), the result of a slight upturn in French and Belgian activity; activity which remains weak in the Netherlands, particularly in the industrial and infrastructure project areas.

-	Elyo businesses (+ EUR 28 million), strong growth at the beginning of 2003, thanks to the particularly favourable climatic conditions.

-	Engineering businesses (+ EUR 27 million), mainly thanks to expanded activity in natural gas installation.

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■	ENVIRONMENT

(in EUR millions)	March 31, 2004	March 31, 2003 pro forma	March 31, 2003 reported	Gross change(1)	Organic growth
SELS Water Europe (2)	970.0	1,047.7	1,047.7	-7.4%	+6.2%
SELS Waste Services Europe	1,083.1	1,261.8	1,261.8	-14.2%	-0.8%
Degrémont	181.4	191.1	191.1	-5.1%	-1.9%
Others / International	504.4	627.4	627.4	-19.6%	+4.2%
SEIS		24.3	644.2

	2,738.9	3,152.3	3,772.2	-13.1%	2.4%

(1)	Calculated on the basis of pro forma March 2003 revenues

(2)	Including Ondeo Industrial Solutions revenues recorded under SEIS in 2003, for EUR 24.3 million

SUEZ Environnement generated revenues of EUR 2.7 billion (down from EUR 3.2 billion for the first quarter 2003) as a result of changes in Group structure (- EUR 441 million, mainly due to the Northumbrian and Cespa disposals, as well as the Puerto Rico contract cancellation), and to exchange rate fluctuations

(- EUR 35 million). Organic growth stood at + 2.4%, or + EUR 62 million and was due essentially to Water Europe (up + 6.2%, or + EUR 55 million) notably in France as a result of sustained marketing efforts in the sanitation and services areas and to price evolutions, as well as in Spain. Starting with 1st quarter 2004, Ondeo Industrial Solutions contributes to the Water Europe segment.

Moreover Europe waste services revenues recorded growth for the activities in France, effects of an unfavorable economic situation, mainly in Germany and Benelux, and the cancellation of insufficiently profitable contracts.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

The bulk of revenues, i.e. 89%, is generated in Europe and North America, including 80% for the European continent alone.

The revenue breakdown by geographic area was as follows:

(in EUR millions)	March 31, 2004	% contrib.	March 31, 2003 pro forma	% contrib.	Change 2004/2003
France *	2 417.0	23.4%	2 432.4	24.0%	-0.6%
Belgium	3 473.4	33.7%	2 988.6	29.5%	16.2%

Subtotal, France-Belgium	5 890.4	57.1%	5 421.0	53.5%	8.7%

Other European Union	2 047.6	19.9%	2 450.3	24.2%	-16.4%
Other European countries	342.4	3.3%	335.7	3.3%	2.1%

Subtotal Europe	8 280.4	80.3%	8 207.0	81.0%	0.9

North America	933.8	9.1%	918.4	9.1%	1.7%

Subtotal Europe and North America	9 214.2	89.4%	9 125.4	90.0%	1.0%
South America	452.8	4.4%	382.0	3.8%	18.5%
Asia and Oceania	505.1	4.9%	505.5	5.0%	-0.1%
Africa	140.1	1.4%	123.7	1.2%	13.2%

TOTAL	10 312.2	100.0%	10 136.6	100.0%	1.7%

* The change in revenues in France is + 4% excluding the change in group’s structure due to the sale of M6

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France and Belgium recorded sustained growth, mainly thanks to the mechanical effects of deregulation (ECS) in Belgium, and despite the impact of the M6 sale in France (which contributed to the amount of 108 millions euros for the first quarter of 2003). The contribution of Other European Union decreased with the disposals of Northumbrian and Cespa. In North America, the cancellation of the Puerto Rico contract and the impact of negative exchange rate were offset by the growth of Tractebel North America.

ORGANIC REVENUE GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis is as follows:

(in EUR millions)	March 31, 2004	March 31, 2003	Organic growth
Reported revenues	10 312.2	10,756.5
Nalco revenues (1)		-619.9

Pro forma revenues	10 312.2	10 136.6
Changes in Group structure(2)	-508.2	-549.9
Cancellation of the Puerto Rico contract		-113.9
Exchange rate movements		-186.5
Natural gas prices		-57.3

Comparable	9 804.0	9 2290.0	+6.2%

(1)	Restated to eliminate Nalco revenues. Nalco was sold during the 4th quarter of 2003 and is accounted for under the equity method in the 2003 consolidated financial statements. The company was still fully consolidated when 2003 1st quarter revenues were reported.
(2)	Respectively, 2004 revenues of companies consolidated for the first time, and 2003 revenues of companies withdrawn from consolidation.

QUARTERLY REVENUE BREAKDOWN

(in EUR millions)	1st qtr	2nd qtr	3rd qtr	4th qtr	Cumulative
2003, including Nalco	10 756.5	9 927.5	9854.6	n/a	n/a
2003, pro forma, excl. Nalco (1)	10 136.6	9 316.3	9 221.2	10 947.7	39 621.8

2004	10 312.2

Gross change in %	+ 1.7%

(1)	Restated to eliminate Nalco revenues. Nalco was sold during the 4th quarter of 2003 and is accounted for under the equity method in the 2003 consolidated financial statements. The company was still fully consolidated when 2003 1st quarter revenues were reported.

SUEZ (www.suez.com) is an international industrial and services Group, active in sustainable development, that provides businesses, public authorities and individuals with innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

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Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears and will appear in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:
France: Anne Liontas: 331 4006 6654 Catherine Guillon: 331 4006 6715 Antoine Lenoir: 331 4006 6650 Belgium: Guy Dellicour: 322 370 34 05	Financial analyst contacts: Arnaud Erbin: 331 4006 6489 Bertrand Haas: 331 4006 6609

This press release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 29, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary